                   SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 11-K

                               ANNUAL REPORT

                     Pursuant to Section 15 (d) of the
                      Securities Exchange Act of 1934


                For the Fiscal Year Ended December 31, 1996


        NBD BANCORP, INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                         (Full title of the Plan)


          First Chicago NBD Corporation a Delaware Corporation
       (Name of issuer of the securities held pursuant to the Plan)


               611 Woodward Avenue, Detroit, Michigan 48226
     (Address of Plan and of principal executive offices of issuer)



                                Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, NBD
Bancorp, Inc. Employees' Savings and Investment  Plan   Committee has duly
caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                NBD Bancorp, Inc.
                                Employees' Savings and
                                Investment Plan (Investment Plus)






Dated:  June 20, 1997                   By /s/ Kenneth E. Kleiman
                                           ----------------------
                                            Kenneth E. Kleiman
                                            Plan Administrator

NBD BANCORP, INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS - INDEX


                                                                     PAGE

INDEPENDENT AUDITORS' REPORT.......................................    3

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits, With Fund Information:

      As Of December 31, 1996......................................   4-8

      As Of December 31, 1995......................................   9-10

    Statement of Changes in Net Assets Available for Benefits, With Fund
       Information:

       For The Year Ended December 31, 1996........................  11-15

       For The Year Ended December 31, 1995........................  16-17

NOTES TO FINANCIAL STATEMENTS......................................  18-23

SUPPLEMENTAL SCHEDULES:

       Item 27d. - Schedule of Reportable Transactions for the Year
          Ended December 31, 1996..................................    24

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Page 3

INDEPENDENT AUDITORS' REPORT

To the Trustees of
NBD Bancorp, Inc. Employees' Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits, with fund information, of the NBD Bancorp, Inc. Employees' Savings and Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits, with fund information, for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the NBD Bancorp, Inc. Employees' Savings and Investment Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions for the year ended December 31, 1996 is presented for the purpose of additional analysis and is not required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note A, the Plan's sponsor approved a merger of the Plan with The First Chicago Corporation Savings Incentive Plan and effective December 31, 1996, the Plan's net assets were merged into the The First Chicago Corporation Savings Incentive Plan.

/s/ Arthur Andersen LLP

Detroit, Michigan
June 20, 1997


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Page 4



NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
AS OF DECEMBER 31, 1996


                                                                                   Participant Directed
                                                               -------------------------------------------------------------
                                                  Total                          Pegasus         Pegasus          Pegasus
                                                  of All           FCN           Mid-Cap       Growth/Value    Managed Assets
                                                  Funds            Fund       Opportunity Fund     Fund        Balanced Fund
                                              -------------    ------------   --------------   ------------    -------------
ASSETS:
   Cash......................................  $          -    $          -    $          -    $          -    $          -

   Investments, at market (Note D)...........             -               -               -               -               -

   Interest and dividends receivable.........             -               -               -               -               -
                                              -------------    ------------    ------------    ------------    ------------
      Net assets available for benefits......  $          -    $          -    $          -    $          -    $          -
                                              =============    ============    ============    ============    ============


The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
AS OF DECEMBER 31, 1996


                                                                           Participant Directed
                                                ----------------------------------------------------------------------------
                                                  Pegasus         Woodward         Putnam         Woodward        Putnam
                                                    Bond        International   International   Equity Index       Vista
                                                    Fund         Equity Fund     Growth Fund        Fund            Fund
                                                ------------    -------------   -------------   ------------    ------------
ASSETS:
   Cash......................................   $          -    $          -    $          -    $          -    $          -

   Investments, at market (Note D)...........              -               -               -               -               -

   Interest and dividends receivable.........              -               -               -               -               -
                                                ------------    ------------    ------------    ------------    ------------
      Net assets available for benefits......   $          -    $          -    $          -    $          -    $          -
                                                ============    ============    ============    ============    ============

The accompanying notes are an integral part of the financial statements.


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Page 6



NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
AS OF DECEMBER 31, 1996


                                                                              Participant Directed
                                                ------------------------------------------------------------------------------
                                                                     NBD           Pegasus       Seed-Roberts
                                                   Woodward         Money           Money           Growth       Seed-Roberts
                                                Intrinsic Value     Market          Market       Opportunities  Income & Growth
                                                     Fund            Fund            Fund            Fund            Fund
                                                ------------    ------------    ------------    ------------    ------------
ASSETS:
   Cash......................................   $          -    $          -    $          -    $          -    $          -

   Investments, at market (Note D)...........              -               -               -               -               -

   Interest and dividends receivable.........              -               -               -               -               -
                                                ------------    ------------    ------------    ------------    ------------
      Net assets available for benefits......   $          -    $          -    $          -    $          -    $          -
                                                ============    ============    ============    ============    ============

The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
AS OF DECEMBER 31, 1996

                                                                                                                Non-Participant
                                                                   Participant Directed                            Directed
                                                ------------------------------------------------------------    -------------
                                                Seed-Roberts                       Amerifed        Amerifed     Grand Rapids
                                                 Guaranteed      Seed-Roberts      Employee         Money        Subsidiary
                                                 Long-Term      Growth & Income     Savings         Market       Investment
                                                    Fund             Fund            Fund           Fund          Accounts
                                                ------------    ------------    ------------    ------------    ------------
ASSETS:
   Cash......................................   $          -    $          -    $          -    $          -    $          -

   Investments, at market (Note D)...........              -               -               -               -               -

   Interest and dividends receivable.........              -               -               -               -               -
                                                ------------    ------------    ------------    ------------    ------------
      Net assets available for benefits......   $          -    $          -    $          -    $          -    $          -
                                                ============    ============    ============    ============    ============

The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION (concluded)
AS OF DECEMBER 31, 1996



                                             Non-Participant
                                                 Directed
                                             ---------------
                                                   Loan
                                                   Fund
                                             ---------------
ASSETS:
   Cash......................................  $          -

   Investments, at market (Note D)...........             -

   Interest and dividends receivable.........             -
                                               ------------
      Net assets available for benefits......  $          -
                                               ============

The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
AS OF DECEMBER 31, 1995


                                                                                    Participant Directed
                                                               ------------------------------------------------------------
                                                   Total                          Woodward        Woodward        Woodward
                                                  of All            FCN         Opportunity     Growth/Value      Balanced
                                                   Funds            Fund            Fund            Fund            Fund
                                               ------------    ------------    ------------    ------------    ------------
ASSETS:
   Cash......................................  $     39,499    $     25,646    $     15,954    $          -    $          -

   Investments, at market (Note D)...........   636,747,813     380,131,946      61,669,766      55,390,583      21,363,691

   Interest and dividends receivable.........     3,783,050       3,466,634               -               -               -
                                               ------------    ------------    ------------    ------------    ------------
      Net assets available for benefits......  $640,570,362    $383,624,226    $ 61,685,720    $ 55,390,583    $ 21,363,691
                                               ============    ============    ============    ============    ============

The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION (concluded)
AS OF DECEMBER 31, 1995


                                                   Participant Directed           Non-Participant Directed
                                               -----------------------------    ----------------------------
                                                                                Grand Rapids
                                                  Woodward         Money         Subsidiary
                                                    Bond           Market        Investment         Loan
                                                    Fund            Fund          Accounts          Fund
                                               -------------    ------------    ------------   -------------
ASSETS:
   Cash......................................  $           -    $     (2,110)   $          8    $          1

   Investments, at market (Note D)...........     25,047,253      60,639,266       2,277,652      30,227,656

   Interest and dividends receivable.........              -         299,062          17,354               -
                                                ------------    ------------    ------------    ------------
      Net assets available for benefits......   $ 25,047,253    $ 60,936,218    $  2,295,014    $ 30,227,657
                                                ============    ============    ============    ============

The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                  Participant Directed
                                                   -----------------------------------------------------------------------------
                                                       Total                          Pegasus         Pegasus         Pegasus
                                                       of All           FCN           Mid-Cap       Growth/Value   Managed Assets
                                                       Funds            Fund      Opportunity Fund      Fund       Balanced Fund
                                                   ------------    ------------   ---------------  ------------    -------------
Net assets available for benefits,
   beginning of year.............................  $640,570,362    $383,624,226    $ 61,685,720    $ 55,390,583    $ 21,363,691

Additions:
   Contributions (Note A):
      Employer...................................    14,098,749       6,844,804       2,337,154       1,877,149         635,400
      Employee...................................    30,681,332      14,604,181       4,888,905       4,010,290       1,323,660
   Interest and dividends........................    36,684,820      13,967,898       5,797,317       7,339,954       1,121,545
   Net transfer from/(to) other funds (Note A)...             -     (51,624,635)       (961,178)      8,394,571       1,149,142
   Net transfer from/(to) other plans (Note A)...  (837,327,748)   (488,805,425)    (80,777,353)    (77,274,667)    (26,163,083)
   Miscellaneous Income..........................           647               -               -               -               -
   Net appreciation/(depreciation) in Fair Value
      of investments (Note D)....................   156,869,675     140,294,736       9,814,514       3,821,469       1,705,920
                                                   ------------    ------------    ------------    ------------    ------------
                                                   (598,992,525)   (364,718,441)    (58,900,641)    (51,831,234)    (20,227,416)

Deductions:
   Distribution to participants..................    41,576,659      18,905,785       2,785,079       3,559,349       1,136,275
   Administrative expenses.......................         1,178               -               -               -               -
                                                   ------------    ------------    ------------    ------------    ------------
                                                     41,577,837      18,905,785       2,785,079       3,559,349       1,136,275
                                                   ------------    ------------    ------------    ------------    ------------

Net additions/(deductions).......................  (640,570,362)   (383,624,226)    (61,685,720)    (55,390,583)    (21,363,691)
                                                   ------------    ------------    ------------    ------------    ------------

Net assets available for benefits,
   end of year...................................  $          -    $          -    $          -    $          -    $          -
                                                   ============    ============    ============    ============    ============

The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                               Participant Directed
                                                   -----------------------------------------------------------------------------
                                                      Pegasus         Woodward         Putnam         Woodward         Putnam
                                                        Bond        International   International   Equity Index        Vista
                                                        Fund         Equity Fund     Growth Fund         Fund           Fund
                                                   ------------    -------------   --------------  -------------   -------------
Net assets available for benefits,
   beginning of year.............................  $ 25,047,253    $          -    $          -    $          -    $          -

Additions:
   Contributions (Note A):
      Employer...................................       580,646         193,693          35,186         426,126          75,733
      Employee...................................     1,259,135         477,182          82,388       1,101,502         173,617
   Interest and dividends........................     1,649,381          57,231         103,419         136,187       1,066,068
   Net transfer from/(to) other funds (Note A)...       673,717        (964,882)      6,804,155      (3,326,160)     17,504,585
   Net transfer from/(to) other plans (Note A)...   (26,904,987)              -      (7,008,334)              -     (17,828,175)
   Miscellaneous Income..........................             -               -               -               -               -
   Net appreciation/(depreciation) in Fair Value
      of investments (Note D)....................      (421,162)        290,629         (16,814)      1,810,331        (991,828)
                                                   ------------     ------------   ------------    ------------    ------------
                                                    (23,163,270)         53,853               -         147,986               -

Deductions:
   Distribution to participants..................     1,883,983          53,853               -         147,986               -
   Administrative expenses.......................             -               -               -               -               -
                                                   ------------     -----------    ------------    ------------    ------------
                                                      1,883,983          53,853               -         147,986               -
                                                   ------------     -----------    ------------    ------------    ------------

Net additions/(deductions).......................   (25,047,253)              -               -               -               -
                                                   ------------     -----------    ------------    ------------    ------------
Net assets available for benefits,
   end of year...................................  $          -    $          -    $          -    $          -    $          -
                                                   ============    ============    ============    ============    ============

The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                Participant Directed
                                                   ------------------------------------------------------------------------------
                                                                        NBD           Pegasus       Seed-Roberts
                                                      Woodward         Money           Money           Growth       Seed-Roberts
                                                   Intrinsic Value     Market          Market       Opportunities  Income & Growth
                                                        Fund            Fund            Fund            Fund            Fund
                                                   ------------    ------------    ------------    ------------    --------------
Net assets available for benefits,
   beginning of year.............................  $          -    $ 60,936,218    $          -    $          -    $          -

Additions:
   Contributions (Note A):
      Employer...................................       136,856       1,061,439        (105,437)              -               -
      Employee...................................       340,198       2,162,645         257,629               -               -
   Interest and dividends........................        52,079       2,986,776         673,784             330              81
   Net transfer from/(to) other funds (Note A)...      (936,706)    (55,154,099)     75,961,356        (285,730)        (65,508)
   Net transfer from/(to) other plans (Note A)...             -        (308,001)    (76,787,332)        276,002          65,990
   Miscellaneous Income..........................             2              10               -               -               -
   Net appreciation/(depreciation) in fair value
      of investments (Note D)....................       454,452               -               -           9,398            (563)
                                                   ------------    ------------    ------------    ------------    ------------
                                                         46,881     (49,251,230)              -               -               -

Deductions:
   Distribution to participants..................        46,881      11,684,988               -               -               -
   Administrative expenses.......................             -               -               -               -               -
                                                   ------------    ------------    ------------    ------------    ------------
                                                         46,881      11,684,988               -               -               -
                                                   ------------    ------------    ------------    ------------    ------------

Net additions/(deductions).......................             -     (60,936,218)              -               -               -
                                                   ------------    ------------    ------------    ------------    ------------
Net assets available for benefits,
   end of year...................................  $          -    $          -    $          -    $          -    $          -
                                                   ============    ============    ============    ============    ============

The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                                   Non-Participant
                                                                       Participant Directed                            Directed
                                                  -------------------------------------------------------------   ----------------
                                                   Seed-Roberts                      Amerifed         Amerifed      Grand Rapids
                                                    Guaranteed      Seed-Roberts     Employee          Money         Subsidiary
                                                     Long-Term     Growth & Income    Savings          Market        Investment
                                                        Fund            Fund            Fund            Fund          Accounts
                                                   ------------    ------------    ------------    ------------    ---------------
Net assets available for benefits,
   beginning of year.............................  $          -    $          -    $          -    $          -    $  2,295,014

Additions:
   Contributions (Note A):
      Employer...................................             -               -               -               -               -
      Employee...................................             -               -               -               -               -
   Interest and dividends........................         1,483             152          31,816           8,111         101,750
   Net transfer from/(to) other funds (Note A)...      (669,324)       (129,130)     (1,438,764)     (1,074,383)         (4,346)
   Net transfer from/(to) other plans (Note A)...       667,244         128,335       1,406,948       1,066,272      (2,016,329)
   Miscellaneous Income..........................           597               -               -               -              38
   Net appreciation/(depreciation) in fair value
      of investments (Note D)....................             -             643               -               -          97,950
                                                    -----------    ------------    ------------    ------------    ------------
                                                              -               -               -               -      (1,820,937)

Deductions:
   Distribution to participants..................             -               -               -               -         472,899
   Administrative expenses.......................             -               -               -               -           1,178
                                                    -----------    ------------    ------------    ------------    ------------
                                                              -               -               -               -         474,077
                                                    -----------    ------------    ------------    ------------    ------------

Net additions/(deductions).......................             -               -               -               -      (2,295,014)
                                                    -----------    ------------    ------------    ------------    ------------
Net assets available for benefits,
   end of year...................................  $          -    $          -    $          -    $          -    $          -
                                                   ============    ============    ============    ============    ============

The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION (concluded)
FOR THE YEAR ENDED DECEMBER 31, 1996



                                                 Non-Participant
                                                     Directed
                                                  --------------
                                                       Loan
                                                       Fund
                                                  --------------
Net assets available for benefits,
   beginning of year.............................  $ 30,227,657

Additions:
   Contributions (Note A):
      Employer...................................             -
      Employee...................................             -
   Interest and dividends........................     1,589,458
   Net transfer from/(to) other funds (Note A)...     6,147,319
   Net transfer from/(to) other plans (Note A)...   (37,064,853)
   Miscellaneous Income..........................             -
   Net appreciation/(depreciation) in fair value
      of investments (Note D)....................             -
                                                   ------------
                                                    (29,328,076)

Deductions:
   Distribution to participants..................       899,581
   Administrative expenses.......................             -
                                                   ------------
                                                        899,581
                                                   ------------

Net additions/(deductions).......................   (30,227,657)
                                                   ------------
Net assets available for benefits,
   end of year...................................  $          -
                                                   ============

The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                                      Participant Directed
                                                                   ------------------------------------------------------------
                                                      Total                          Woodward        Woodward        Woodward
                                                      of All           FCN         Opportunity     Growth/Value      Balanced
                                                      Funds            Fund            Fund            Fund            Fund
                                                   ------------    ------------    ------------    ------------    ------------
Net assets available for benefits,
   beginning of year.............................  $459,855,508    $260,020,648    $ 45,894,336    $ 38,781,398    $ 16,394,693

Additions:
   Contributions (Note A):
      Employer...................................    14,542,629       7,343,565       2,623,285       1,796,316         696,131
      Employee...................................    28,911,484      14,162,571       5,382,960       3,964,527       1,387,611
   Interest and dividends........................    25,273,599      16,100,232         696,330       1,214,597         782,113
   Net transfer from/(to) other funds (Note A)...             -     (15,057,169)       (164,517)        770,698         210,478
   Net transfer from/(to) other plans (Note A)...             -               -               -               -               -
   Miscellaneous Income..........................         1,101               -               -           1,101               -
   Net appreciation/(depreciation) in Fair Value
      of investments (Note D)....................   142,891,092     116,362,655       9,310,132      10,580,562       3,230,401
                                                   ------------    ------------    ------------    ------------    ------------
                                                    211,619,905     138,911,854      17,848,190      18,327,801       6,306,734

Deductions:
   Distribution to participants..................    30,902,835      15,308,276       2,056,806       1,718,616       1,337,736
   Administrative expenses.......................         2,216               -               -               -               -
                                                   ------------    ------------    ------------    ------------    ------------
                                                     30,905,051      15,308,276       2,056,806       1,718,616       1,337,736
                                                   ------------    ------------    ------------    ------------    ------------

Net additions/(deductions).......................   180,714,854     123,603,578      15,791,384      16,609,185       4,968,998
                                                   ------------    ------------    ------------    ------------    ------------
Net assets available for benefits,
   end of year...................................  $640,570,362    $383,624,226    $ 61,685,720    $ 55,390,583    $ 21,363,691
                                                   ============    ============    ============    ============    ============

The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION (concluded)
FOR THE YEAR ENDED DECEMBER 31, 1995


                                                      Participant Directed            Non-Participant Directed
                                                  -----------------------------    -----------------------------
                                                                       NBD         Grand Rapids
                                                     Woodward         Money         Subsidiary
                                                       Bond           Market        Investment         Loan
                                                       Fund            Fund          Accounts          Fund
                                                   ------------    ------------    ------------    -------------
Net assets available for benefits,
   beginning of year.............................  $ 19,060,000    $ 52,258,726    $  2,066,952    $ 25,378,755

Additions:
   Contributions (Note A):
      Employer...................................       665,664       1,417,668               -               -
      Employee...................................     1,346,807       2,667,008               -               -
   Interest and dividends........................     1,588,109       3,297,329         126,439       1,468,450
   Net transfer from/(to) other funds (Note A)...        62,621       9,688,427               -       4,489,462
   Net transfer from/(to) other plans (Note A)...             -               -               -               -
   Miscellaneous Income..........................             -               -               -               -
   Net appreciation/(depreciation) in fair value
      of investments (Note D)....................     3,219,467               -         187,875               -
                                                   ------------    ------------    ------------    ------------
                                                      6,882,668      17,070,432         314,314       5,957,912

Deductions:
   Distribution to participants..................       895,415       8,392,940          84,036       1,109,010
   Administrative expenses.......................             -               -           2,216               -
                                                   ------------    ------------    ------------    ------------
                                                        895,415       8,392,940          86,252       1,109,010

                                                   ------------    ------------    ------------    ------------
Net additions/(deductions).......................     5,987,253       8,677,492         228,062       4,848,902
                                                   ------------    ------------    ------------    ------------
Net assets available for benefits,
   end of year...................................  $ 25,047,253    $ 60,936,218    $  2,295,014    $ 30,227,657
                                                   ============    ============    ============    ============

The accompanying notes are an integral part of the financial statements.


NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
-----------------------------

YEARS ENDED DECEMBER 31, 1996 AND 1995

NOTE A - The Plan

General
-------

First Chicago NBD Corporation (FCNBD) (the "Corporation") adopted the NBD Bancorp, Inc. Employees' Savings and Investment Plan ("Investment Plus" or the "Plan") effective January 1, 1988. The Plan is the amended, renamed and restated continuation of the NBD Bancorp, Inc. Employees' Profit-Sharing Plan (the "Former Plan") that had been adopted by the Corporation in 1981. Each employee electing to participate in the Plan makes contributions by means of salary deductions. Participant contributions are limited to 15 percent of participant's pay as defined in the Plan, or such maximum amounts as may be approved by the Internal Revenue Service. The Corporation provides matching contributions of one dollar for every dollar that participants contribute up to 2 percent of their pay and 50 cents for each additional dollar that participants contribute up to another 4 percent of their pay. The participant has a zero vested percentage in the Corporation's contribution until performing four years and five months of continuous service, subject to break in service rules, at which time the participant becomes fully vested. The participant is at all times fully vested with regard to participant contributions.

The Plan's sponsor approved the merger of the assets and liabilities of the NBD Bancorp, Inc. Savings and Investment Plan with and into the First Chicago Corporation Savings Incentive Plan (the "New Plan") effective December 31, 1996. At that time, the Plan's net assets were merged into the New Plan.

Effective January 1, 1996, the Amerifed Federal Savings Bank Employee Savings Plan and the Seed Roberts Agency, Inc. Employees Profit Sharing Plan and Trust were merged into the plan and transferred their assets. Accordingly, six temporary funds were set up for these participants (consistent with their previous investment options) and their balances were placed into these funds. The funds were as follows:

The Amerifed Federal Savings Bank Employee Savings Plan - Savings Fund
The Amerifed Federal Savings Bank Employee Savings Plan - Money Market Fund The Seed-Roberts Employee Profit Sharing Plan - Growth & Income Fund
The Seed-Roberts Employee Profit Sharing Plan - Growth Opportunities Fund The Seed-Roberts Employee Profit Sharing Plan - Income & Growth Fund
The Seed-Roberts Employee Profit Sharing Plan - Guaranteed Long-Term Fund

Participants with balances in these funds were required to transfer those balances to other investment options provided by the plan.

At December 31, 1996 and 1995, there were and 16,894 and 18,456 participants, respectively, in the Plan. Employees are eligible to participate in the Plan the first of the month following one year of service provided that the employee is salaried, hourly and works an average of 17 1/2 hours per week or more, or works a total of 910 hours or more during the 12 consecutive month period beginning on the employee's commencement date. Persons hired and working outside of the United States are not eligible to participate in the Plan.

NOTE A - The Plan (cont'd.)

On November 21, 1996, account balances and assets were transferred to Putnam Investment Services, who serves as Trustee. Previously, NBD Bank - Trust Division and State Street Bank and Trust Company served as Trustee and supplemental Trustee, respectively. These account balances and assets were transferred to Putnam either in the form of cash or shares-in-kind. In the case of the cash transfers, these funds were liquidated and the proceeds used to purchase new funds as follows:

    Liquidated Fund:                    Purchased Fund:
    ----------------                    ---------------
    NBD Money Market Fund               Pegasus Money Market Fund
    Woodward Intrinsic Value Fund       Pegasus Growth/Value Fund
    Woodward International Equity Fund  Putnam International Growth Fund
    Woodward Index Fund                 Putnam Vista Fund

Between November 21, 1996 and December 31, 1996 participant accounts were frozen so that no elective transfers could take place and no new loans could be made.

During 1996, the Woodward Funds merged with the Prairie Funds. In connection with the merger, certain funds were renamed as follows:

    Previous Fund Name:              Current Fund Name:
    -------------------              ------------------
    Woodward Opportunity Fund        Pegasus Mid-Cap Opportunity Fund
    Woodward Growth/Value Fund       Pegasus Growth/Value Fund
    Woodward Balanced Fund           Pegasus Managed Assets-Balanced Fund
    Woodward Bond Fund               Pegasus Bond Fund

The Plan is administered by a Committee of not less than three members appointed by the Chairman of the Board of Directors of the Corporation. Administrative expenses not paid by the Corporation may be deducted from the Trust Fund as directed by the Committee. In the event of Plan termination, participants or their beneficiaries will receive distributions as determined by the Committee acting in accordance with the terms of the Plan, subject to federal regulations under the Employee Retirement Income Security Act of 1974.

Investment Programs
-------------------

The participants have an option as to the manner in which their contributions are invested. A description of each investment program follows:

The FCN Fund invests in FCNBD stock and FCNBD convertible securities, or some combination thereof. Each participant directs the Trustee how to vote shares of FCNBD stock represented by his or her account in the FCN Fund. The Trustee exercises voting rights with respect to those shares for which a direction has not been received by the required deadline. Dividends are reinvested to purchase more FCNBD stock.

The Pegasus Mid-Cap Opportunity Fund (formerly the Woodward Opportunity Fund) invests primarily in intermediate capitalization stocks with proven profitability records. The fund seeks small and mid-sized companies, seeking long-term capital appreciation.

The Pegasus Growth/Value Fund (formerly the Woodward Growth/Value Fund) invests in attractively priced stocks of larger more established companies seeking to achieve long-term capital appreciation and, secondarily, to produce current income. The Fund consists of a broadly diversified portfolio, combining two styles of stock investing - growth and value - within each equity holding.

NOTE A - The Plan (cont'd.)

The Pegasus Managed Assets-Balanced Fund (formerly the Woodward Balanced
Fund) invests in fixed income securities (bonds), stocks and money market securities - both domestic (U.S.) and foreign. This fund seeks to maximize long-term total return, consisting of growth and current income. The fund's benchmark allocation for investing is 60% in stocks and 40% in bonds and money market securities.

The Pegasus Bond Fund (formerly the Woodward Bond Fund) invests primarily in high-quality intermediate and long-term fixed income securities (bonds). The fund will have an average maturity between six and twelve years and purchase securities predominantly rated A or better by Standard & Poor's and/or Moody's rating services. The Fund is actively managed for short and long-term changes in interest rates.

The Putnam International Growth Fund invests primarily in a diversified portfolio of equity securities of companies located outside the United States. The fund may seek investment opportunities among securities of large, widely traded companies as well as securities of smaller, less well-known companies. The fund will always be diversified (across a minimum of 3 countries, typically 8 to 10 countries) to reduce risk.

The Putnam Vista Fund invests in a variety of stocks that have the potential for above-average growth in value, including those of widely traded larger companies; smaller, less well-known companies; and, currently, mostly midsize firms. The fund maintains a disciplined investment approach, combining systematic and fundamental techniques to pursue superior investment results without taking excessive risk.

The Pegasus Money Market Fund (formerly the Money Market Fund) invests in short-term money market investments such as U.S. Treasury bills, notes and bonds, bank instruments (i.e. certificates of deposit), commercial paper and other corporate obligations. The Fund seeks a high level of current income, as measured by recognized money market indices, consistent with the preservation of principal and liquidity.

In each of the investment funds, the trustee may hold such portion of each fund in highly liquid short-term investments, or cash, as it may determine in its discretion.

The Plan participates in Pegasus Funds (registered investment companies), which are a family of mutual funds managed by First Chicago NBD Corporation and Putnam Funds managed by Putnam Investment Services. The Plan also participates in collective investment funds managed by First Chicago NBD Corporation.

In 1988, NBD Bank, N.A., as Trustee, appointed NBD Grand Rapids, N.A. (subsequently merged into NBD Bank, N.A.) to serve as investment manager and custodian of certain assets that were merged into the Plan from the former Profit Sharing Program of Union Bancorp, Inc. (the "Former Program"). As of December 31, 1995, those assets were held in individual subsidiary investment accounts established under the Former Program. The Grand Rapids Subsidiary Investment Accounts are invested in collective funds, registered investment companies, U.S. government securities, FCNBD common stock, and other common stock.

Participant Loans
-----------------

Provision is made in the Plan to permit participants, with approval of the committee, to borrow a portion of their deferred vested benefits. Each loan is subject to the following conditions:

      -the loan amount does not exceed the lesser of a) 50% of the participant's current fully vested interest in the fund, or b) $50,000 reduced by the amount of the highest outstanding loan balance to the participant in the last 12 months.

NOTE A - The Plan (cont'd.)

      -each loan is secured by the participant's portion of the current fund balance. (No distributions are made prior to complete repayment of the loan and interest).

      -the period of repayment does not exceed 5 years, 10 years if the loan is for the purchase of a primary residence.

Under certain terms and conditions any unpaid loan balance, including any accrued interest, may become immediately due. In the event of default, the Trustee may convert any unpaid principal and accrued interest from the participant's account into a distribution.

Transfer of Funds
-----------------

Each trust participant is entitled once per calendar quarter to transfer a specified portion or all of his or her interest in any of the investment funds to any of the other funds.

Participant Withdrawals
-----------------------

During a participant's employment with a participating employer or a non-participating affiliate, distributions from the participant's interest in the trust fund may be authorized by the Committee upon a finding of need for financial assistance to meet cases of immediate and heavy financial hardship, to provide funds for the purchase of the participant's primary residence, to pay college tuition costs for the participant or his or her dependent(s) if he or she is unable to meet them, to pay for medical expenses, to pay for funeral expenses, or to prevent eviction from the participant's principal residence or foreclosure on his or her residential mortgage.

The funds that represent a hardship distribution must conform to conditions required by the Internal Revenue Service. A participant can receive a distribution of funds only in such amount as does not exceed the total amount of the participant's own authorized payroll deduction contributions as then appearing on the records of the Corporation. A participant who receives a hardship distribution shall have his or her contributions to the trust fund suspended for 12 months following the distribution as required by law.


Participant Forfeitures
-----------------------

Participants terminating employment before their employer matching contributions are vested will forfeit such amounts and any earnings thereon. These amounts are transferred into a forfeiture account and are used either to reduce future employer contributions or reinstate the participant's account one year after a participant is rehired by the Corporation. The amount of forfeitures that reduced employer contributions for the year ended December 31, 1996 and 1995 were $1,136,479 and $336,597, respectively.

NOTE B - Significant Accounting Policies

Basis of Accounting
-------------------

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments
------------------------

The investments of the Plan are stated at market values. Accordingly, net unrealized appreciation or depreciation of investments is reflected in the Statement of Changes in Net Assets Available for Benefits. Market values represent closing prices for those securities traded on national stock exchanges, bid quotation for those securities traded over-the-counter and cost (which approximates market) for trust demand notes.

Investment Income
-----------------

Cash dividends on investment securities are recognized as of the ex-dividend date.

Net Appreciation or Depreciation in Fair Value of Investments
-------------------------------------------------------------

Realized and unrealized gains and losses are recognized on the basis of fair value to adjusted cost (i.e. fair value at the beginning of the year, or cost if the asset was acquired since that date). The FCN Fund, Pegasus Mid-Cap Opportunity Fund, Pegasus Growth/Value Fund, Pegasus Managed Assets-Balanced Fund, Pegasus Bond Fund, Putnam International Growth Fund, and Putnam Vista Fund recognize gains and losses on stock or shares distributed to participants in settlement of their account equal to the difference between adjusted cost, as determined above, and fair value of the shares distributed.

NOTE C - Tax Status of the Plan

The Internal Revenue Service has determined and informed the Corporation by a letter dated February 25, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code, and that the trust is a tax-exempt trust.



NOTE D - Investments


The following tabulation presents investments at market for the plan years ended December 31, 1996 and 1995:


                                                               1996           1995
                                                           ------------   ------------
Marketable Securities:
         Common Stock -  First Chicago NBD Corporation     $          -   $379,784,363
         Other Common Stock                                           -        105,936
         Bonds, Notes, and Other                                      -        676,290
Collective Funds:
         NBD Money Market Fund                                        -     61,644,928
Registered Investment Companies:
         Pegasus Mid-Cap Opportunity Fund                             -     61,669,766
         Pegasus Growth/Value Fund                                    -     55,407,465
         Pegasus Managed Assets-Balanced Fund                         -     21,363,691
         Pegasus Bond Fund                                            -     25,047,253
         Pegasus Short Bond Fund                                      -        349,758
         Pegasus Intermediate Bond Fund                               -        222,457
         Pegasus Growth Fund                                          -        170,684
         Pegasus Intrinsic Value Fund                                 -         13,983
         Pegasus Equity Index Fund                                    -              -
         Putnam International Growth Fund                             -              -
         Putnam Vista Fund                                            -              -
         Tri Continental Corp.                                        -         61,686
Loans to Participants                                                 -     30,229,553
                                                           ------------   ------------
Total Investments                                          $          -   $636,747,813
                                                           ============   ============





The following tabulation presents the net appreciation in fair value of investments for the plan years ended
December 31, 1996 and 1995:
                                                               1996           1995
                                                           ------------   ------------
Marketable Securities:
         Common Stock - FCNBD Corp.                        $140,335,063   $116,396,969
         Other Common Stock                                      20,597         24,306
         Mortgage Backed Securities                                   -            160
         Bonds, Notes, and Other                                 (7,851)        33,405
Registered Investment Companies:
         Pegasus Mid-Cap Opportunity Fund                     9,824,062      9,310,132
         Pegasus Growth/Value Fund                            3,826,692     10,582,277
         Pegasus Managed Assets-Balanced Fund                 1,705,357      3,230,401
         Pegasus Bond Fund                                     (421,162)     3,219,467
         Pegasus Short Bond Fund                                   (454)        14,143
         Pegasus Intermediate Bond Fund                          (2,368)        26,230
         Pegasus Growth Fund                                     20,050         40,489
         Pegasus Intrinsic Value Fund                             4,341          2,663
         Pegasus Equity Index Fund                                5,467              -
         Putnam International Growth Fund                       (16,814)             -
         Putnam Vista Fund                                     (991,828)             -
         Woodward Intrinsic Value                               454,452              -
         Woodward International Equity Fund                     290,629              -
         Woodward Equity Index Fund                           1,810,331              -
         Tri Continental Corp.                                   13,111         10,450
                                                           ------------   ------------
Net Appreciation                                           $156,869,675   $142,891,092
                                                           ============   ============



NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
ITEM 27d. -  SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996

The following series of transactions were in excess of 5% of the fair value of Plan assets at the beginning of the Plan year:


                                                      Purchases                    Sales
                                                     -----------  ----------------------------------------
             Description                              Purchase        Sales       Original       Net Gain
              of Assets                                Price          Price         Cost          (Loss)
--------------------------------------------------- ------------  ------------  ------------  ------------
* NBD Banks Investment Fund for
    Employee Benefit Plans - Money Market Fund..... $ 52,376,413  $113,572,010  $113,572,010  $          -

* Pegasus Money Market Fund........................   75,957,981             -             -             -

* FCNBD Corporation Common Stock...................            -    56,864,870    28,240,206    28,624,664


               * Represents party in interest to the Plan.


Department of Labor regulations define reportable transactions as those that exceed 5% of Plan assets at the beginning of the year.

The amounts shown above represent aggregate transactions for the assets listed and no expenses were incurred by the Plan related to the above listed transactions.



                        Employer Identification  38-1984850
                        Plan Number                     001
